UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

FINANCE OF AMERICA COMPANIES INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31738L107

(CUSIP Number)

Finance of America Companies Inc.

5830 Granite Parkway, Suite 400

Plano, Texas 75024

Attn: Lauren Richmond, Chief Legal Officer

Tel: (877) 202-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Brian L. Libman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 72,137,360
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 72,137,360
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,137,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Libman Family Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 71,792,005
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 71,792,005
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,792,005
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. The Mortgage Opportunity Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Finance of America Companies Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on August 26, 2021, as amended by the Amendment No. 1 to the Schedule 13D filed on October 1, 2021, as amended by Amendment No. 2 to the Schedule 13D filed on April 5, 2022, as amended by Amendment No. 3 to the Schedule 13D filed on August 10, 2022, as amended by Amendment No. 4 to the Schedule 13D filed on December 7, 2022 (as so amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect. The principal executive offices of the Issuer are located at 5830 Granite Parkway, Suite 400, Plano, Texas 75024. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Unit Transfer Agreement (the “Transfer Agreement”), dated December 31, 2022, by and among The Mortgage Opportunity Group, LLC (“TMO”) and Libman Family Holdings, LLC (“LFH”), TMO transferred to LFH all of the FoA Units held by TMO in exchange for a payment from LFH in the amount of $2,500,000.00 (the “Reported Transaction”). The source of these funds was cash on hand.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reported Transaction was effected for the purpose of simplifying the ownership structure with respect to the Class A Common Stock of the Issuer among the members of the Libman family. It does not change the aggregate beneficial ownership of the Reporting Persons in the Class A Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 62,962,573 shares of Class A Common Stock outstanding as of November 7, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2022, and takes into account any shares of Class A Common Stock underlying FoA Units held by each of the Reporting Persons, as applicable.

The Reporting Persons own an aggregate of 71,792,005 FoA Units, 345,355 shares of Class A Common Stock and 8,791,920 Earnout Rights, which includes (i) 345,355 shares of Class A Common Stock held by Mr. Libman or by entities for which Mr. Libman is a trustee; (ii) 71,792,005 FoA Units and 8,564,208 Earnout Rights held by LFH; and (iii) 227,712 Earnout Rights held by TMO. The Reporting Persons beneficially own 53.5% of the outstanding Class A Common Stock in the aggregate, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Pursuant to the limited liability company agreements of LFH and TMO, each of LFH and TMO is managed by a board of managers consisting of Brian Libman as the sole manager.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and affiliates of Blackstone Inc. (“Blackstone”) are deemed to be members of a group for purposes of Section 13(d) of the Exchange Act. Blackstone and its affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. Collectively, the Reporting Persons and Blackstone and its affiliates may be deemed to beneficially own in the aggregate 143,752,791 shares of Class A Common Stock (which amount does not include the shares of Class A Common Stock to be acquired pursuant to the Stock Purchase Agreement (as defined below) and the Other Stock Purchase Agreement (as defined below) by the Reporting Persons and Blackstone and its affiliates, respectively), representing 77.8% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth in Item 3 of this Schedule 13D, Amendment No. 5, none of the Reporting Persons has effected any transaction in Class A Common Stock since the date of the filing of Amendment No. 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Unit Transfer Agreement

In connection with the Reported Transaction, TMO and LFH entered into the Transfer Agreement, as more particularly described in Item 3 of this Schedule 13D, Amendment No. 5, and attached hereto as Exhibit K.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

K. Unit Transfer Agreement, dated as of December 31, 2022, by and among The Mortgage Opportunity Group, LLC and Libman Family Holdings, LLC.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

Brian L. Libman

By:	/s/ Brian L. Libman
Name:	Brian L. Libman

Libman Family Holdings, LLC

By:	/s/ Brian L. Libman
Name:	Brian L. Libman
Title:	Manager

The Mortgage Opportunity Group, LLC

By:	/s/ Brian L. Libman
Name:	Brian L. Libman
Title:	Manager

[Finance of America Companies Inc. – Schedule 13D/A]